UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(FEBRUARY 28, 2012)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet Corp. Announces Fiscal 2011 Annual Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: FEBRUARY 28, 2012

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Reports Fourth Quarter and Fiscal 2011 Results

TORONTO, February 28, 2012 -- Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in secure mobile health that “Powers Care Coordination through Mobility”, reported its fourth quarter and fiscal 2011 results for the period ended December 31, 2011. All dollar amounts are in U.S. dollars.

“In 2011, Diversinet made substantial strides in advancing the market adoption of our secure mobile solutions in the growing wireless health and mHealth marketplace,” said Dr. Hon Pak, Diversinet’s CEO. “This was demonstrated in events and milestones that were both significant and wide ranging.”

Q4 and Fiscal 2011 Financial Highlights

Revenues for the fourth quarter were $382,000 compared to $106,000 in the same year-ago period. Revenues for the full year were $1.3 million, compared to $4.9 million in 2010. Revenues in 2010 included $3.7 million from AllOne Mobile Corporation (“AllOne”) relating to a termination of a prior agreement.

Net loss for the fourth quarter was $1.7 million or $(0.04) per share, compared to $1.5 million or $(0.04) per share the year-ago quarter. The net loss in the fourth quarter 2011 included non-cash items of $154,000 in stock-based compensation expense, $16,000 in depreciation, and a foreign exchange loss of $52,000. This compares with non-cash items in the year-ago quarter of $129,000 in stock-based compensation and $17,000 in depreciation, and a foreign exchange gain of $91,000.

Net loss for the year was $5.5 million or $(0.13) per share, compared to net income of $1.9 million or $0.04 per share in 2010. Included in the full-year net income were non-cash items $670,000 in stock-based compensation, $63,000 in depreciation, and a foreign exchange loss of $32,000. This compares with non-cash items in 2010 of $3.1 million related to the canceled shares from AllOne, $659,000 in stock-based compensation, $66,000 in depreciation, and a foreign exchange gain of $190,000.

Cash and cash equivalents totaled $7.4 million at December 31, 2011, as compared to the previous year’s balance of $12.5 million.

2011 Operational Highlights

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Based on the strong results from the Mihealth™ pilot program with its subscription based patient health record (PHR) system, Diversinet began 2011 by signing a five-year, $5 million Canadian reseller agreement with Mihealth Global Systems, Inc. for its MobiSecure® platform. This relationship enabled Diversinet to focus on the large opportunities in the U.S.

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In March, Diversinet released a Clinical Communicator application, which incorporates the power and unique functionality of its field-proven MobiSecure Publisher and MobiSecure SMS. Clinical Communicator enables physicians, nurses and other clinicians to communicate securely with their patients via mobile devices and tablets.

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Another successful pilot program led Johnson & Johnson Pharmaceutical Research and Development to license MobiSecure.  This deployment involved new features developed for consumer interaction, which demonstrated how MobiSecure’s turnkey capability can provide full customization without undergoing extensive product development and testing, and while also maintaining feature flexibility, security and customer branding.

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In September, the U.S. Army’s Telemedicine and Advanced Technology Research Center renewed its annual contract with Diversinet to support the Army’s mCare telehealth outreach program.  The program was established for members of the military recovering from mild traumatic brain injuries and other wounds.  The mCare mobile health application, powered by MobiSecure, also received the ‘2010 Army Greatest Inventions Award,’ representing the most innovative advances in Army technology.

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Diversinet enhanced its intellectual property portfolio with the award of a U.S. patent for an encryption method that addresses growing concerns about protecting sensitive personal data stored on a mobile device. This technology prevents unauthorized access to data via encryption and protects information if it is transferred to another mobile device.

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In December, Diversinet reached an important milestone in an extensive security validation process for the cryptographic modules used by its MobiSecure® mHealth application, with a formal listing in the “Federal Information Processing Standards Publication (FIPS) 140-2” publication. This listing is critical for government agencies, medical device manufacturers and pharmaceutical companies that require absolute security in safeguarding personal health information.

In February 2012, the company’s board of directors appointed Hon Pak CEO, succeeding Albert Wahbe.  The board believes his leadership will continue to be important to Diversinet’s success in the healthcare marketplace.

“As the mHealth market continues to evolve in 2012, we remain focused on the key elements of our mobile health strategy, which include introducing new products and product enhancements, creating customized portals to support mobile health applications, and expanding our network of healthcare partners and infield deployments,” said Pak. “I believe that healthcare is becoming unsustainable, and changes are now in place that will impact the landscape of how healthcare will be delivered.  We believe that by focusing on care coordination through mobility, our products can help coordinate and manage all of a patient’s care.”

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides patented and proven secure products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to power care coordination. Learn more about Diversinet at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

DVNTF@liolios.com

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2011	2010
Assets
Current assets:
Cash and cash equivalents	$ 7,397,025	$ 12,458,750
Accounts receivable, net	287,155	75,150
Prepaid expenses	64,252	52,773
Total current assets	7,748,432	12,586,673

Property and equipment, net	207,301	180,983
Total assets	$ 7,955,733	$ 12,767,656

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 217,539	$ 143,253
Accrued liabilities	281,011	562,994
Deferred revenue	284,583	45,167
Total current liabilities	783,133	751,414

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
43,009,347 (42,285,171 – 2010)
common shares	85,848,861	85,583,198
Additional paid-in capital	19,755,623	19,346,409
Share purchase warrants	39,318	21,242
Deficit	(96,950,481)	(91,413,886)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	7,172,600	12,016,242

Total liabilities and shareholders’ equity	$ 7,955,733	$ 12,767,656

DIVERSINET CORP.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2011	2010	2009
Revenues	$ 1,291,714	$ 4,931,834	$ 7,972,929
Cost of revenues	104,600	22,860	175,138
Gross margin	1,187,114	4,908,974	7,797,791

Expenses:
Research and development	2,927,551	3,112,225	3,351,742
Sales and marketing	1,664,996	1,783,211	1,448,000
General and administrative	2,058,702	1,888,908	2,326,380
Depreciation	62,967	65,788	75,559
	6,714,216	6,850,132	7,201,681

Income (loss) before the undernoted:	(5,527,102)	(1,941,158)	596,110

Foreign exchange gain (loss)	(31,662)	190,448	1,253,375
Interest income, net	22,169	57,277	61,314
Other income	–	3,560,707	–
Net income (loss) for the year and comprehensive net income (loss)	(5,536,595)	1,867,274	1,910,799

Basic and diluted earnings (loss) per share	$ (0.13)	$ 0.04	$ 0.04
Weighted average common shares outstanding	42,587,632	45,029,121	47,191,669
Weighted average fully diluted common shares outstanding	42,587,632	45,029,121	47,295,515

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2011	2010	2009

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ (5,536,595)	$ 1,867,274	$ 1,910,799
Items not involving cash:
Depreciation	62,967	65,788	75,559
Foreign exchange gain	(31,699)	(167,297)	(1,151,363)
Other income	–	(3,060,707)	–
Stock-based compensation expense	669,952	658,991	1,195,570
Changes in non-cash working capital:
Accounts receivable	(212,005)	4,567	(79,717)
Prepaid expenses	(11,479)	(17,591)	22,164
Accounts payable	74,286	(5,278)	(19,547)
Accrued liabilities	(258,982)	266,738	(215,706)
Deferred revenue	239,416	(88,833)	(2,512,356)
Cash used in operations	(5,004,139)	(476,348)	(774,597)

Financing activities:
Issue of common shares for cash	–	128,604	254,075
Cash provided by financing activities	–	128,604	254,075

Investing activities:
Purchase of property and equipment	(89,285)	(28,645)	(38,421)
Cash used in investing activities	(89,285)	(28,645)	(38,421)

Foreign exchange gain on cash held in foreign currency	31,699	167,297	1,151,363

Net increase (decrease) in cash and cash equivalents	(5,061,725)	(209,092)	592,420

Cash and cash equivalents, beginning of year	12,458,750	12,667,842	12,075,422

Cash and cash equivalents, end of year	$ 7,397,025	$ 12,458,750	$ 12,667,842

Supplemental cash flow information:
Interest received	22,169	57,277	61,314

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board	265,663	284,750	414,188

Cash and cash equivalents is comprised of:
Cash	253,715	443,684	563,471

Cash equivalents

7,143,310	12,015,066	12,104,371
$ 7,397,025	$ 12,458,750	$ 12,667,842